JOINT FILERS’ NAMES AND ADDRESSES

1.	Insight Venture Partners VI, L.P.
2.	Insight Venture Partners (Cayman) VI, L.P.
3.	Insight Venture Partners VI (Co-Investors), L.P.
4.	Insight Venture Associates VI, L.P.
5.	Insight Holdings Group, LLC

The business address for all of the above reporting persons is:

680 Fifth Avenue
8th Floor
New York, NY 10019